ClickSoftware Technologies Ltd.

CONSOLIDATED STATEMENTS OF OPERATIONS

(Unaudited. In thousands, except share and per share amounts)

	Three Months Ended
	June 30, 2012		June 30, 2011
	$	% of Revenues	$	% of Revenues
Revenues:
Software license	$6,307	28%	$6,066	29%
Services	16,175	72%	14,601	71%
Total revenues	22,482	100%	20,667	100%
Cost of revenues:
Software license	640	3%	374	2%
Services	9,115	41%	6,823	33%
Total cost of revenues	9,755	43%	7,197	35%

Gross profit	12,727	57%	13,470	65%

Operating expenses:
Research and development costs, net	2,979	13%	2,291	11%
Selling and marketing expenses	7,403	33%	6,083	29%
General and administrative expenses	2,255	10%	1,761	9%

Total operating expenses	12,637	56%	10,135	49%

Operating income	90	0%	3,335	16%
Interest income (expenses), net	27	0%	(46)	0%

Net income before taxes	$117	1%	$3,289	16%
Taxes on income	44	0%	690	3%

Net income	$73	1%	$2,599	13%

Net earnings per ordinary share:

Basic	$0.00		$0.08

Diluted	$0.00		$0.08
Shares used in computing basic net income per share	31,545,346		30,873,416
Shares used in computing diluted net income per share	32,867,492		32,652,099

ClickSoftware Technologies Ltd.

CONSOLIDATED STATEMENTS OF OPERATIONS

(Unaudited. In thousands, except share and per share amounts)

	Six Months Ended
	June 30, 2012		June 30, 2011
	$	% of Revenues	$	% of Revenues
Revenues:
Software license	$12,725	29%	$13,518	34%
Services	31,605	71%	26,449	66%
Total revenues	44,330	100%	39,967	100%
Cost of revenues:
Software license	1,565	4%	1,031	3%
Services	17,599	40%	13,702	34%
Total cost of revenues	19,164	43%	14,733	37%

Gross profit	25,166	57%	25,234	63%

Operating expenses:
Research and development costs, net	5,650	13%	4,152	10%
Selling and marketing expenses	14,737	33%	11,595	29%
General and administrative expenses	4,197	9%	3,366	8%

Total operating expenses	24,584	55%	19,113	48%

Operating income	582	1%	6,121	15%
Interest income (expenses), net	226	1%	(22)	0%

Net income before taxes	$808	2%	$6,099	15%
Taxes on income	34	0%	1,252	3%

Net income	$774	2%	$4,847	12%

Net earnings per ordinary share:

Basic	$0.02		$0.16

Diluted	$0.02		$0.15
Shares used in computing basic net income per share	31,479,942		30,767,584
Shares used in computing diluted net income per share	32,925,309		32,376,192

ClickSoftware Technologies Ltd.

CONSOLIDATED BALANCE SHEETS

(In thousands, except share data)

	June 30, 2012	December 31, 2011
	(Unaudited)	(Audited)
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$13,923	$14,683
Deposits	24,437	28,243
Marketable securities	10,896	10,945
Trade receivables, net	21,631	23,378
Deferred taxes	590	540
Other receivables and prepaid expenses	2,932	2,610
Total current assets	74,409	80,399

LONG TERM ASSETS
Property and equipment, net	4,461	3,873
Deposits	596	1,093
Other receivables and prepaid expenses	121	233
Deferred taxes	680	550
Intangible assets, net	752	1,166
Goodwill	1,572	1,572
Severance pay funds	1,801	1,746
Total long term assets	9,983	10,233
Total Assets	$84,392	$90,632

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
Accounts payable and accrued expenses	$11,725	$13,608
Dividend payable	-	2,536
Deferred revenues	7,668	9,529
Total current liabilities	19,393	25,673

LONG TERM LIABILITIES
Accrued severance pay	4,187	3,847
Deferred taxes liability	240	180
Deferred revenues	1,342	1,828
Total long term liabilities	5,769	5,855
Total liabilities	25,162	31,528
SHAREHOLDERS’ EQUITY
Ordinary shares of NIS 0.02 par value	132	131
Additional paid-in capital	86,091	84,383
Accumulated deficit	(26,951)	(25,200)
Accumulated other comprehensive income	1	(167)
Treasury stock, at cost: 39,000 shares	(43)	(43)
Total shareholders' equity	59,230	59,104
Total Liabilities and shareholders' equity	$84,392	$90,632

ClickSoftware Technologies Ltd.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited, In thousands)

	Six Months Ended
	June 30, 2012	June 30, 2011
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$774	$4,847
Adjustments to reconcile net income to
net cash provided by operating activities:
Income and expense items not involving cash flows:
Depreciation	1,008	690
Amortization of deferred compensation	1,232	712
Amortization of acquired intangible assets	415	404
Severance pay, net	285	288
Gain on marketable securities	(71)	(43)
Other	3	10
Changes in operating assets and liabilities:
Trade receivables	1,747	(2,206)
Deferred taxes	(120)	750
Other receivables	(42)	(199)
Accounts payable and accrued expenses	(1,883)	(246)
Deferred revenues	(2,347)	2,642
Net cash provided by operating activities	$1,001	$7,649

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of equipment	(1,600)	(976)
Decrease (increase) in deposits	4,303	(8,116)
Investments in marketable securities	(725)	(4,743)
Proceeds from sale of marketable securities	845	3,133
Net cash provided by (used in) investment activities	$2,823	$(10,702)

CASH FLOWS FROM FINANCING ACTIVITIES
Dividend paid	(5,061)	(2,476)
Employee options exercised	477	1,218
Net cash used in financing activities	$(4,584)	$(1,258)
DECREASE IN CASH AND CASH EQUIVALENTS	(760)	(4,311)
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	14,683	25,749
CASH AND CASH EQUIVALENTS AT END OF PERIOD	$13,923	$21,438